                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

          For the Month of                             August 2003
                                                 ------------------------

                           Agnico-Eagle Mines Limited
       ------------------------------------------------------------------
                 (Translation of registrant's name into English)

            145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7
   ---------------------------------------------------------------------------

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

              Form 20-F     X                        Form    40-F
                         -------                            -------

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                                No     X
                         -------                            -------

    [If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________

                                    SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AGNICO-EAGLE MINES LIMITED


Date:    August 8, 2003                By: (Signed) David Garofalo
         --------------                    -------------------------------------
                                           Vice-President, Finance and
                                           Chief Financial Officer

                           SECOND QUARTER REPORT 2003


AGNICO-EAGLE MINES LIMITED reported a net loss of $3.8 million, or $0.05 per share in the second quarter of 2003 compared to net income of $3.4 million, or $0.05 per share last year. For the year to date, the net loss was $10.0 million, or $0.12 per share compared to net income of $3.8 million, or $0.06 per share in the first six months of 2002. Included in the year to date 2003 results is a one-time net of tax non-cash charge of $1.7 million, or $0.02 per share, representing the cumulative effect of the adoption of a new US GAAP accounting standard, FAS 143, relating to future reclamation obligations.


AGNICO-EAGLE CONTINUES TO ADD TO DOMINANT LAND POSITION ON CADILLAC GOLD BELT

In the second quarter, the Company signed an asset purchase agreement with Barrick Gold Corporation to purchase a 100% interest in Barrick's Bousquet Property, immediately to the west and south of Agnico-Eagle's 100% owned LaRonde Mine in northwestern Quebec. Agnico-Eagle is also acquiring used machinery and equipment from the now closed Bousquet Mines including underground rolling stock and the headframe at Bousquet 2. In addition to the Bousquet Mine assets, Agnico-Eagle will increase its interest in the Bruce Property, located one mile east of LaRonde, to 100%. The purchase and sale agreement also contemplates the purchase of certain of Barrick's regional exploration properties including Orion B-1, Orion B-2, Joannes North, Orion South and Norgold, all located to the south and west of Cambior's Doyon Property.

The purchase consideration to be paid by Agnico-Eagle on closing is C$5 million in cash and C$2 million in common shares of Agnico-Eagle, and the assumption of specified reclamation obligations relating to the Bousquet Property, excluding certain employment-related liabilities. In addition Barrick will retain a 2% net smelter return royalty on all the properties acquired by Agnico-Eagle.

Agnico-Eagle now controls 100% of over 14 miles of contiguous favourable geology along the prolific Cadillac-Bousquet Gold Belt and has the dominant land position on the Cadillac-Larder Lake Break immediately to the south. Upon completion of the acquisition, Agnico-Eagle will integrate the 25 years of Bousquet geological information into the LaRonde Mine database. This information and the underground access provided by the Penna and Bousquet 2 Shafts will allow the Company to better evaluate its regional exploration and development options.

Closing of the acquisition is expected to occur on or before September 30, 2003 and is conditional upon customary regulatory approvals, including a Certificate of Liberation from the Quebec Ministry of Natural Resources releasing Barrick from remediation obligations on the Bousquet Property.

CHIBEX SOUTH ACQUISITION SOLIDIFIES HOLD ON LAPA TREND

Earlier in the second quarter, the Company also closed the previously announced acquisition of Breakwater Resources Ltd.'s 66 2/3% interest in the Chibex South Property for $75,000 and a 0.66% net smelter royalty. Chibex South is located south of and adjacent to the Company's Chibex North Property, which in turn is located immediately south of and adjacent to Agnico-Eagle's 100% owned Lapa Property. Agnico-Eagle now controls properties covering 12 miles of the same geological contact that hosts the Lapa Contact Zone.


NEGATIVE EFFECTS OF ROCK FALL NOW WORKED THROUGH AS EXPECTED

In the second quarter of 2003, the Company produced 60,157 ounces compared to 74,617 ounces produced in the second quarter of 2002. Year to date, the Company has produced 115,162 ounces of gold compared to 134,876 ounces produced in the first six months of 2002. The decline in second quarter and year to date production is due to the first quarter rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall. As expected, the effects of this rock fall lingered into the second quarter as the Company continued to take steps to back-fill the affected area which resulted in a resequencing of production to the upper, zinc-rich areas of the mine.


GOLD PRODUCTION FOR 2003 ON TRACK FOR 300,000 OUNCES

As previously disclosed, the Company's 2003 gold production estimate is approximately 300,000 ounces. The previous projection of 2003 full year total cash costs of $180 per ounce was estimated assuming an average US$/C$ exchange of 1.47 and $4.60 per ounce silver, $0.75 per pound copper and $0.36 per pound zinc. Assuming the recent average US$/C$ exchange rate of 1.37 for the balance of 2003 and the same byproduct prices, cash costs would be approximately $200 per ounce.


LARONDE OPERATING PERFORMANCE STEADILY IMPROVING

LaRonde continued its steady improvement in operating performance with the mill processing a quarterly record of 648,000 tons of ore, averaging over 7,100 tons per day, as over 643,000 tons of ore was hoisted from underground. In addition, the lower level crusher and ore handling facility was completed and placed into operation in June. Tonnage continued to increase from the lower part of the mine as over 290,000 tons or 43% of the ore was hoisted from the lower level loading pocket in the quarter. At maximum production, the lower mine is scheduled to produce a total of 510,000 tons per quarter, a rate scheduled to be reached in the fourth quarter of this year. Second quarter onsite operating costs improved to C$48 per ton from C$52 per ton in the same quarter last year. For the year to date, onsite operating costs improved to C$50 per ton from C$52 per ton in the first half of 2002.

LARONDE CONTINUES AGGRESSIVE DRILLING PROGRAM

Eight drill rigs were in operation during the quarter, completing nearly 32,000 feet of diamond drilling on the following target areas:

     o Delineation drilling on the upper part of the mine and on Levels 194 and 215.

     o    Testing Zone 7 between Levels 170 and 215.

     o Exploration drilling on Zone 20 North at depth from the Level 215 drift.

The focus during the quarter was further definition of Zone 7 in light of the encouraging results returned the previous quarter. A second drill was also added to the Level 215 exploration drift as further advances in the drift will allow both drills to complete the systematic definition of Zone 20 North at depth.

Definition and delineation drilling started on ZONE 7 from Levels 170, 194 and
212. Drilling was started on the upper lens with the results to date on both the upper and lower lens better than originally expected. Level development has been completed on Level 215 confirming the recent drilling results and development in ore on Level 212 has also commenced. Summary results follow:

--------------------------------------------------------------------------------------------------------------
                  TRUE                               GOLD(OZ/TON)
   DRILL HOLE     THICKNESS(FT)   FROM       TO      CUT(1.0 OZ)   SILVER(OZ/TON)  COPPER(%)       ZINC(%)
--------------------------------------------------------------------------------------------------------------
     3170-42          11.8        309.1     322.8        0.14          1.63           0.24          3.06
--------------------------------------------------------------------------------------------------------------
     3170-43          10.2        373.7     394.7        0.19          1.03           0.22          2.65
--------------------------------------------------------------------------------------------------------------
     3170-44          14.1        488.2     516.1        0.19          2.19           0.19          1.73
--------------------------------------------------------------------------------------------------------------
     3170-46          10.2        401.9     424.2        0.26          1.96           0.42          4.01
--------------------------------------------------------------------------------------------------------------
     3212-10          10.2        331.4     342.2        0.15          1.16           1.22          1.20
--------------------------------------------------------------------------------------------------------------
     3212-12          12.8        451.4     469.8        0.24          0.99           0.52          4.04
--------------------------------------------------------------------------------------------------------------
     3212-13           9.2        511.8     527.6        0.20          1.19           0.48          2.42
--------------------------------------------------------------------------------------------------------------

Delineation drilling also continued on the lower gold-copper rich part of ZONE 20 NORTH. The drilling was focused on the further delineation of production areas that will be mined in the second half of this year. The most recent results have been summarized below:

--------------------------------------------------------------------------------------------------------------
                  TRUE                               GOLD(OZ/TON)
   DRILL HOLE     THICKNESS(FT)   FROM       TO      CUT(1.0 OZ)   SILVER(OZ/TON)  COPPER(%)       ZINC(%)
--------------------------------------------------------------------------------------------------------------
    18520461          15.7         90.2       106.0       0.180         0.214          0.10         0.07
--------------------------------------------------------------------------------------------------------------
    18520471          17.1         90.2       107.3       0.158         0.633          0.22         0.97
--------------------------------------------------------------------------------------------------------------
    18820401          10.8         115.5      128.9       0.283         0.577          0.73         0.34
--------------------------------------------------------------------------------------------------------------
    18820411          11.8         93.5       105.3       0.165         0.264          0.12         0.24
--------------------------------------------------------------------------------------------------------------
    18820421          13.1         94.8       107.9       0.138         0.642          0.79         0.63
--------------------------------------------------------------------------------------------------------------
    19420381          19.0         101.7      124.3       0.250         1.476          1.37         0.46
--------------------------------------------------------------------------------------------------------------
    19420382          11.2         131.6      148.3       0.068         0.439          0.98         0.72
--------------------------------------------------------------------------------------------------------------
    20320441          51.5         104.7      156.2       0.183         0.711          0.41         0.44
--------------------------------------------------------------------------------------------------------------
    20320442          49.2         111.5      161.4       0.186         0.775          0.59         0.22
--------------------------------------------------------------------------------------------------------------
    20320451          54.5         109.6      164.0       0.180         0.830          0.51         0.66
--------------------------------------------------------------------------------------------------------------
    20620497          34.8         120.4      164.0       0.220         4.731          1.84         1.00
--------------------------------------------------------------------------------------------------------------
    20620501          28.5         132.5      161.1       0.256         5.964          1.29         1.82
--------------------------------------------------------------------------------------------------------------
    21520371          49.1         81.4       130.9       0.212         2.529          0.72         1.11
--------------------------------------------------------------------------------------------------------------

Exploration drilling on LARONDE II from the Level 215 exploration drift is following up the results obtained in the previously announced drill hole 3215-60A which returned 0.29 ounces of gold per tone over 65.6 feet. The Company is conducting an 87,000 foot diamond drilling program in 2003 on LaRonde II from the Level 215 exploration drift, designed to convert the existing mineral resource into mineral reserves and to expand the known mineral resource envelope. The confirmation of this higher grade core could have a significant impact on the LaRonde II mining sequence and economics.


LAPA PROGRESSING TOWARDS PRE-FEASIBILITY STUDY BY YEAR END

On the 100% owned Lapa Property, located 7 miles east of LaRonde, five diamond drills are continuing to drill the Contact Zone with the most recent results highlighted below:

-----------------------------------------------------------------------------------------
                     TRUE                                 GOLD(OZ/TON)   GOLD(OZ/TON)
     DRILL HOLE      THICKNESS(FT)    FROM        TO      CUT(1.5 OZ)    UNCUT
-----------------------------------------------------------------------------------------
     118-03-25          13.8        4354.7     4372.7        0.24            0.24
-----------------------------------------------------------------------------------------
    118-03-25A           9.5        3857.6     3868.4        0.14            0.14
-----------------------------------------------------------------------------------------
     118-03-27          40.4        2291.0     2372.0        0.17            0.17
-----------------------------------------------------------------------------------------
    118-03-19B          11.2        2779.5     2799.2        0.05            0.05
-----------------------------------------------------------------------------------------

PRELIMINARY RESULTS


Drill hole 118-03-25 is located 215 feet east of drill hole 118-03-16 which returned 0.39 oz/t of gold over 12.1 feet. This drill hole, located at a depth 3,815 feet below surface, is the deepest intersection on the Contact Zone and confirms that the mineralization remains open to the east. Drill hole 118-03-27, 60 feet west of previously disclosed drill hole 118-02-02B, is located at a depth of 2,132 feet and confirms the western margin of the envelope with a similar thickness that was used in the June 2003 resource estimate.

Over the next three months, three drill rigs will continue to drill both east and west of drill holes 118-03-25 and previously disclosed 118-03-16 to confirm the continuity of the mineralization at depth. Two other rigs will continue to drill in-fill holes and further define the upper block of mineralization on the extreme eastern margin of the Contact Zone. This aggressive drilling program will continue until the end of the year in order to provide results for a pre-feasibility study also expected to be completed by year-end.

In addition, a sample of over 880 pounds was collected from Lapa drill core. Sample preparation was initiated in May and has since been completed. A metallurgical definition test-work program is in progress to both validate results from the exploratory work carried out last fall and to further define the actual process and optimize achievable results. The metallurgical test-work is being conducted at LaRonde and results are expected early in the fourth quarter of this year.

The longitudinal illustrations that detail the drill results and a map of the properties discussed in this news release can be viewed and downloaded from the Company's website www.agnico-eagle.com (PRESS RELEASE) OR:
                  --------------------

http://files.newswire.ca/3/0730lapa.pdf
---------------------------------------

http://files.newswire.ca/3/0730long20n.pdf
------------------------------------------

http://files.newswire.ca/3/0730long7lower.pdf
---------------------------------------------

http://files.newswire.ca/3/0730long7upper.pdf
---------------------------------------------

http://files.newswire.ca/3/0730propertyplan.pdf
-----------------------------------------------


SCIENTIFIC AND TECHNICAL DATA

All Lapa drill core has been logged and the results have been verified by Dino Lombardi, P.Geo., Senior Geologist for the Company's Exploration Division and who is fully qualified per the standards outlined in National Instrument 43-101. The drill core is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample by Fire Assays or Metallic Sieve finish as requested by the project geologist. The laboratories used are Bourlamaque Assay Laboratories Ltd., Val d'Or, Quebec, and Expert Laboratories Inc., Rouyn-Noranda, Quebec.

A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde data disclosed in this news release. The verification procedures, the quality assurance program, quality control procedures may be found in the 2003 Ore Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated May 12, 2003, filed on SEDAR.


FORWARD LOOKING STATEMENTS

This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

ABOUT AGNICO-EAGLE

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's operating history includes over three decades of continuous gold production, primarily from underground mining operations. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.


July 30, 2003



[SIGNATURE]



Sean Boyd
President & Chief Executive Officer

        QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS - UNITED STATES GAAP (ALL FIGURES ARE EXPRESSED IN US DOLLARS UNLESS OTHERWISE NOTED)


RESULTS OF OPERATIONS

Agnico-Eagle reported a second quarter net loss of $3.8 million, or $0.05 cents per share, compared to net income of $3.4 million, or $0.05 cents per share, in the second quarter of 2002. For the year to date, Agnico-Eagle reported a net loss of $10.0 million, or $0.12 cents per share, compared to net income of $3.8 million, or $0.06 cents per share, in the first six months of 2002. The year to date figures include a non-cash charge of $1.7 million (net of tax), or $0.02 per share, representing the cumulative effect of adopting Financial Accounting Standards Board Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). For a full description of the accounting change, please see the Company's 2002 Management Discussion and Analysis of Operations and Financial Condition under the caption "Critical Accounting Policies - Reclamation Costs."

In the second quarter of 2003, the Company produced 60,157 ounces compared to 74,617 ounces produced in the second quarter of 2002. Year to date, the Company has produced 115,162 ounces of gold compared to 134,876 ounces produced in the first six months of 2002. The decline in second quarter and year to date production is due to the first quarter rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall. As expected, the effects of this rock fall lingered into the second quarter as the Company continued to take steps to back-fill the affected area which resulted in a resequencing of production to the upper, zinc-rich areas of the mine. The production outlook for 2003 remains at 300,000 ounces of gold as the affected area has been back-filled and production from the affected areas of the mine is meeting the Company's expectations.

The table below summarizes the key variances in net loss for the first quarter of 2003 from the net income reported for the same period in 2002.


   (MILLIONS OF DOLLARS)                                   SECOND QUARTER           YEAR TO DATE
   ----------------------------------------------------------------------------------------------
   Increase in gold price                                            $2.3                   $4.6
   Increase in copper production                                      2.0                    4.2
   Increase in silver production and price                            1.5                    3.0
   Increase in operating costs                                      (3.8)                  (7.8)
   Decrease in gold production                                      (4.4)                  (6.2)
   Stronger Canadian dollar                                         (2.0)                  (2.8)
   Increase in El Coco royalty                                          -                  (2.2)
   Cumulative effect of adopting FAS 143                                -                  (1.7)
   Increase in depreciation & amortization                          (1.1)                  (2.4)
   Increase (decrease) in zinc production                             0.5                  (2.0)
   Other                                                            (2.2)                  (0.5)
                                                                  -------                -------
   Net negative variance                                           $(7.2)                $(13.8)
                                                                  =======                =======

The increase in operating costs was attributable to the LaRonde Mine operating at 7,000 tons of ore treated per day compared to the 5,000 ton per day rate in 2002. Operating at the expanded rate, the mill processed 282,000 more tons of ore in the first half of 2003 achieving onsite operating costs of C$50 per ton compared to C$52 per ton in the first half of 2002. In the second quarter of 2003, onsite operating costs per ton improved C$4 per ton to C$48 per ton from C$52 per ton in the second quarter of 2002.

In the second quarter of 2003 cash operating costs per ounce, excluding the El Coco royalty, increased to $208 per ounce from $124 per ounce in 2002. In the second quarter of 2003, total cash operating costs to produce an ounce of gold were $258 compared to $164 in the same quarter of 2002. For the year to date 2003, cash operating costs increased to $190 from $126 excluding the El Coco royalty and total cash operating costs increased to $251 from $162 in the first six months of 2002. Despite the improvement in onsite operating costs, total cash operating costs increased over 2002 due to lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar. As illustrated by the table above, these negative impacts on total cash operating costs were only partially offset by increases in byproduct copper and silver production.

The following table provides a reconciliation of the total cash operating costs per ounce of gold produced to the financial statements:

   (THOUSANDS  OF DOLLARS,
   EXCEPT WHERE NOTED)                                          Q2 2003        Q2 2002       YTD 2003        YTD 2002
   --------------------------------------------------------------------------------------------------------------------
   Cost of production per Consolidated
       Statements of Income (Loss)                              $24,581        $19,613        $48,928         $37,216
   Adjustments:
     Byproduct revenues                                         (9,488)        (6,813)       (20,867)        (14,248)
     El-Coco royalty                                            (3,000)        (3,050)        (7,074)         (4,959)
     Revenue recognition adjustment(i)                              531          (117)          1,111           (339)
     Non cash reclamation provision                               (112)          (375)          (217)           (675)
                                                               --------        -------        -------        --------
   Cash operating costs                                         $12,512         $9,258        $21,881         $16,995
   Gold production (ounces)                                      60,157         74,617        115,162         134,876
                                                               --------        -------        -------        --------
   Cash operating cost (per ounce)                                 $208           $124           $190            $126
   El-Coco royalty (per ounce)                                       50             40             61              36
                                                               --------        -------        -------        --------
   Total cash operating costs (per ounce) (ii)                     $258           $164           $251            $162
                                                               --------        -------        -------        --------
                                                               --------        -------        -------        --------

Notes:

(i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii) Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

Amortization expense increased 30% to $4.8 million in the second quarter of 2003 from $3.7 million in the second quarter of 2002 and increased 35% to $9.3 million in the first half of 2003 from $6.9 million in the first half of 2002. The increase in amortization is attributable to the increased mill throughput of approximately 30% and an increased capital base resulting from the Company's expansion of the LaRonde Mine to 7,000 tons of ore treated per day.

Income and mining taxes increased to $0.4 million and $1.0 million respectively in the second quarter and six months ended June 30, 2003 compared to nil in both comparable periods in 2002. The Company does not expect to pay cash income and mining taxes in 2003 however accrues deferred income and mining taxes to reflect the drawdown of tax pools.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, Agnico-Eagle's consolidated cash and cash equivalents were $121 million while working capital was $156 million. At December 31, 2002, the Company had $153 million in cash and cash equivalents and $185 million in working capital. Including the undrawn portion of its bank credit facility, the Company had $221 million of available cash resources at June 30, 2003 compared to $253 million at December 31, 2002. The Company currently has $100 million in undrawn credit and expects to have an additional $25 million available in the fourth quarter of 2003 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

Cash flow from operating activities, before working capital changes, was $0.6 million and $0.1 million, respectively in the quarter and six months ended June 30, 2003 compared to $7.6 million and $12.6 million, respectively in the quarter and six months ended June 30, 2002. Operating cash flow was impacted by lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar offset partially by higher byproduct copper and silver production.

For the three and six months ended June 30, 2003, capital expenditures and investments were $18.4 million and $29.4 million respectively compared to $15.5 million and $29.8 million in the three and six months ended June 30, 2002. Capital expenditures at the Company's LaRonde mine decreased to $10.7 million and $21.5 million in the three and six months ended June 30, 2003 from $15.2 million and $29.5 million in the three and six months ended June 30, 2002. The decrease is due to the Company having substantially completed the expansion of the LaRonde Mine to 7,000 tons per day. In the second quarter of 2003, the Company invested approximately $9.0 million to acquire Breakwater Resources Ltd.'s interest in the Lapa property. This cash outflow is netted in "Acquisitions, investments and other" in the Company's Consolidated Statements of Cash Flows.

SUMMARIZED QUARTERLY DATA (UNAUDITED)                 AGNICO-EAGLE MINES LIMITED

---------------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                       Three months ended June 30,          Six months ended June 30,
except where noted, US GAAP basis)                                 2003           2002                2003           2002
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL DATA

INCOME AND CASH FLOW
LARONDE DIVISION
Revenues from mining operations                             $    30,014    $    30,616         $    60,126    $    56,163

Mine operating costs                                             24,581         19,613              48,928         37,216
-------------------------------------------------------------------------------------------------------------------------

Mine operating profit                                       $     5,433    $    11,003         $    11,198    $    18,947
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

Net income (loss) for period                                $   (3,779)    $     3,360         $  (10,016)    $     3,837
Net income (loss) per share                                 $    (0.05)    $      0.05         $    (0.12)    $      0.06
Operating cash flow (before non-cash working capital)       $       632    $     7,633         $        55    $    12,605
Weighted average number of shares - basic (in thousands)         83,836         69,050              83,781         68,524

Tons of ore milled                                              648,292        491,083           1,250,925        968,416
Head grades:
     Gold                                                          0.10           0.17                0.10           0.16
     Silver                                                        2.24           2.28                2.34           2.39
     Zinc                                                         3.14%          3.64%               3.34%          4.43%
     Copper                                                       0.52%          0.30%               0.48%          0.26%
Recovery rates:
     Gold                                                        90.62%         92.92%              91.11%         93.73%
     Silver                                                      80.80%         80.10%              82.65%         81.92%
     Zinc                                                        77.80%         81.40%              78.00%         83.35%
     Copper                                                      79.20%         74.40%              79.20%         65.23%
Payable production:
     Gold (ounces)                                               60,157         74,617             115,162        134,876
     Silver (ounces in thousands)                                 1,049            709               2,085          1,433
     Zinc (pounds in thousands)                                  27,080         24,740              55,044         60,737
     Copper (pounds in thousands)                                 5,015          2,084               8,971          3,215
Realized prices per unit of production:
     Gold (per ounce)                                       $       349    $       310         $       350    $       306
     Silver (per ounce)                                     $      4.57    $      4.67         $      4.61    $      4.59
     Zinc (per pound)                                       $      0.35    $      0.36         $      0.35    $      0.35
     Copper (per pound)                                     $      0.73    $      0.78         $      0.74    $      0.77

Onsite operating costs per ton milled (Canadian dollars)    $        48    $        52         $        50    $        52
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

OPERATING COSTS PER GOLD OUNCE PRODUCED:
Onsite operating costs (including asset retirement expenses)$       371    $       219         $       373    $       237
Less: Non-cash asset retirement expenses                            (2)            (5)                 (2)            (5)
         Net byproduct revenues                                   (161)           (90)               (181)          (106)
---------------------------------------------------------------------------------------------------------------------------
CASH OPERATING COSTS                                        $       208    $       124                 190    $       126
Accrued El Coco royalties                                            50             40                  61             36
---------------------------------------------------------------------------------------------------------------------------
TOTAL CASH COSTS                                            $       258    $       164         $       251    $       162
Non-cash costs:
     Asset retirement expenses                                        2              5                   2              5
     Amortization                                                    80             49                  81             51
---------------------------------------------------------------------------------------------------------------------------
Total operating costs                                       $       340    $       218         $       334    $       218
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS                           AGNICO-EAGLE MINES LIMITED

----------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars, US GAAP basis)                             June 30,               December 31,
                                                                                    2003                       2002
----------------------------------------------------------------------------------------------------------------------
                                                                             (UNAUDITED)
ASSETS
Current
Cash and cash equivalents                                                  $     121,078             $      152,934
Metals awaiting settlement                                                        29,236                     29,749
Income taxes recoverable                                                           2,817                      2,900
Inventories:
   Ore stockpiles                                                                  5,599                      4,604
   In-process concentrates                                                         2,272                      1,008
   Supplies                                                                        5,105                      5,008
Prepaid expenses and other                                                         6.599                     10,025
----------------------------------------------------------------------------------------------------------------------
Total current assets                                                             172,706                    206,228
Fair value of derivative financial instruments                                     6,908                      1,835
Investments and other assets                                                       9,147                      8,795
Future income and mining tax assets                                               23,759                     23,890
Mining properties                                                                376,204                    353,059
----------------------------------------------------------------------------------------------------------------------
                                                                           $     588,724             $      593,807
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                   $      13,753             $       15,246
Dividends payable                                                                    756                      3,013
Income and mining taxes payable                                                        -                        954
Interest payable                                                                   1,946                      1,873
----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         16,455                     21,086
----------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                   143,750                    143,750
----------------------------------------------------------------------------------------------------------------------
Fair value of derivative financial instruments                                         -                      5,346
----------------------------------------------------------------------------------------------------------------------
Asset retirement obligation and other liabilities                                  9,018                      5,043
----------------------------------------------------------------------------------------------------------------------
Future income and mining tax liabilities                                          22,953                     20,889
----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common shares
     Authorized - unlimited
     Issued - 83,902,863 (2002 - 83,636,861)                                     594,341                    591,969
Warrants                                                                          15,732                     15,732
Contributed surplus                                                                7,181                      7,181
Deficit                                                                        (206,039)                  (196,023)
Accumulated other comprehensive loss                                            (14,667)                   (21,166)
----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       396,548                    397,693
----------------------------------------------------------------------------------------------------------------------
                                                                           $     588,724             $      593,807
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)               AGNICO-EAGLE MINES LIMITED

-------------------------------------------------------------------------------------------------------------------------------
                                                                               Three months ended         Six months ended
(thousands of United States dollars,                                                     June 30,                  June 30,
except per share amounts, US GAAP basis)                                        2003         2002         2003         2002
---------------------------------------------------------------------------------------------------------------------------
REVENUES
Revenues from mining operations                                          $    30,014  $    30,616  $    60,126  $    56,163
Interest and sundry income                                                     2,122          577        2,763          613
---------------------------------------------------------------------------------------------------------------------------
                                                                              32,136       31,193       62,889       56,776
COSTS AND EXPENSES
Production                                                                    24,581       19,613       48,928       37,216
Exploration and corporate development                                            966          894        2,438        1,643
Amortization                                                                   4,787        3,678        9,304        6,929
General and administrative                                                     2,240        1,498        3,707        2,499
Provincial capital tax                                                           285          612          774          992
Interest                                                                       2,241        1,737        4,458        3,653
Foreign currency (gain) loss                                                     193        (501)         (24)        (501)
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income, mining and federal capital taxes                (3,157)        3,662      (6,696)        4,345

Federal capital tax                                                              264          302          589          508
Income and mining tax expense                                                    358            -          988            -
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative catch-up adjustment                          (3,779)        3,360      (8,273)        3,837
Cumulative catch-up adjustment relating to FAS 143                                 -            -      (1,743)            -
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) for the period                                         $   (3,779)  $     3,360  $  (10,016)  $     3,837
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Net income (loss) before cumulative catch-up adjustment per
   share - basic and diluted                                             $    (0.05)  $      0.05  $    (0.10)  $      0.06
Cumulative catch-up adjustment per share - basic and diluted                       -            -       (0.02)            -
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share - basic and diluted                          $    (0.05)  $      0.05  $    (0.12)  $      0.06
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares (in thousands) (note 3)
   basic                                                                      83,636       69,050       83,781       68,524
   diluted                                                                    83,636       80,546       83,781       80,021
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS):

NET INCOME (LOSS) FOR THE PERIOD                                         $   (3,779)  $     3,360  $  (10,016)  $     3,837

OTHER COMPREHENSIVE INCOME (LOSS):
   UNREALIZED GAIN (LOSS) ON HEDGING ACTIVITIES, NET OF TAX                    4,773      (1,455)        8,000      (3,288)
   UNREALIZED GAIN (LOSS)  ON AVAILABLE FOR SALE SECURITIES, NET OF TAX        (151)            -         (16)            -
   REALIZED GAIN ON AVAILABLE FOR SALE SECURITIES, NET OF TAX                (1,485)            -      (1,485)            -
---------------------------------------------------------------------------------------------------------------------------

OTHER COMPREHENSIVE INCOME (LOSS)                                        $     3,137  $   (1,455)  $     6,499  $   (3,288)
---------------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD                               $     (642)  $     1,905  $   (3,517)  $       549
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED
OTHER COMPREHENSIVE LOSS (UNAUDITED)                  AGNICO-EAGLE MINES LIMITED

----------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                     Three months ended June 30,      Six Months ended June 30,
except per share amounts, US GAAP basis)                         2003           2002           2003            2002
----------------------------------------------------------------------------------------------------------------------
DEFICIT
Balance, beginning of period                           $    (202,260)  $   (196,743)  $   (196,023)  $    (197,220)
Net income (loss) for the period                              (3,779)          3,360       (10,016)           3,837
----------------------------------------------------------------------------------------------------------------------
Balance, end of period                                 $    (206,039)  $   (193,383)  $   (206,039)  $    (193,383)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of period                           $     (17,804)  $    (17,409)  $    (21,166)  $     (15,576)
Other comprehensive income (loss) for the period                3,137        (1,455)          6,499         (3,288)
----------------------------------------------------------------------------------------------------------------------

Balance, end of period                                 $     (14,667)  $    (18,864)  $    (14,667)  $     (18,864)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)     AGNICO-EAGLE MINES LIMITED

-----------------------------------------------------------------------------------------------------------------------------
                                                                              Three months ended         Six months ended
                                                                                         June 30,                  June 30,
(thousands of united states dollars, US GAAP basis)                             2003         2002         2003         2002
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) for the period                                         $   (3,779)  $     3,360  $  (10,016)  $     3,837
Add (deduct) items not affecting cash from operating activities:
   Amortization                                                                4,787        3,678        9,304        6,929
   Provision for future income and mining taxes                                  738            -        2,064            -
   Unrealized (gain) loss on derivative contracts                              (236)            -      (2,506)            -
   Cumulative catch-up adjustment relating to FAS 143                              -            -        1,743            -
   Amortization of deferred costs and other                                    (878)          595        (534)        1,839
-----------------------------------------------------------------------------------------------------------------------------
Cash flow from operations, before working capital changes                        632        7,633           55       12,605
Change in non-cash working capital balances
   Metals awaiting settlement                                                (3,606)        (334)          513      (9,487)
   Income taxes recoverable                                                    (476)           54        (871)        (540)
   Inventories                                                               (1,533)         (52)      (2,356)          177
   Prepaid expenses and other                                                  1,122        2,487        1,693          313
   Accounts payable and accrued liabilities                                    (648)        4,398      (1,318)        5,728
   Interest payable                                                            1,686        1,681           73           14
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities                               (2,823)       15,867      (2,211)        8,810
-----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to mining properties                                              (10,671)     (15,202)     (21,508)     (29,454)
Acquisitions, investments and other                                          (7,699)        (295)      (7,887)        (304)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                                     (18,370)     (15,497)     (29,395)     (29,758)
-----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Dividends paid                                                                     -         (30)      (2,431)      (1,319)
Common shares issued                                                           1,125        7,338        2,320       12,564
Proceeds from long-term debt                                                       -            -            -      143,750
Financing costs                                                                    -            -            -      (5,266)
Repayment of the Company's senior convertible notes                                -        (198)            -    (122,169)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities                                 1,125        7,110        (111)       27,560
-----------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                    (92)          536        (139)          519

Net increase (decrease) in cash and cash equivalents                        (20,160)        8,016     (31,856)        7,131
Cash and cash equivalents, beginning of period                               141,238       20,295      152,934       21,180
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                 $   121,078  $    28,311  $   121,078  $    28,311
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

OTHER OPERATING CASH FLOW INFORMATION:
Interest paid during the period                                          $       322  $       530  $     3,924  $    19,242
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Taxes paid (recovered) during the period                                 $     1,169  $     (690)  $     1,169  $     2,639
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            US GAAP BASIS (UNAUDITED)
--------------------------------------------------------------------------------

1.       BASIS OF PRESENTATION

         The Company's primary basis of financial reporting is United States generally accepted accounting principles. Financial statements under Canadian generally accepted accounting principles are also prepared for statutory reporting purposes in Canada and sent to shareholders.

         The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2003 and the results of operations and cash flows for the three and six month periods ended June 30, 2003 and 2002.

         Operating results for the three and six month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2002 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2002.

2.       USE OF ESTIMATES

         The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.       CHANGE IN ACCOUNTING POLICIES

         Except for the items outlined below, these interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2002 audited annual financial statements.

         (a)      RECLAMATION COSTS

         Estimated reclamation costs are based on legal, environmental and regulatory requirements. Prior to January 1, 2003, reclamation costs were accrued on an undiscounted unit-of-production basis, using proven and probable reserves as the base. Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 relating to asset retirement obligations, which applies to long-lived assets such as mines. The new standard requires companies to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and then to periodically re-evaluate the liability. At inception, an amount equal to the liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset.

         In order to calculate the initial liability on January 1, 2003, the Company made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. The Company periodically reviews these cost estimates and updates them if assumptions change, such as life-of-mine.

         The adoption of FAS 143 negatively impacted income in the first quarter of 2003 as the Company recorded a non-cash charge of approximately $1.7 million, or $0.02 per share, representing the past cumulative effect of adopting this standard.

         (b)      STOCK-BASED COMPENSATION

         The Company has an Employee Stock Option Plan ("ESOP") which is described fully in note 7 to the Company's December 31, 2002 annual audited consolidated financial statements. Prior to 2003, the company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in income prior to January 31, 2003 as all options granted under the ESOP had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the company adopted the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation,"("FAS 123") as amended by FASB Statement No. 148 "Accounting for Stock-Based Compensation Transition and Disclosure." The Company has adopted the provisions of FAS 123 prospectively to all employee awards granted, modified, or settled after January 1, 2003. No options were granted in the first quarter ended March 31, 2003 and accordingly no compensation expense has been recognized in the interim consolidated financial statements.

4.       CAPITAL STOCK

         For the three and six month periods ended June 30, 2003, the Company's 2012 convertible debentures, warrants and employee stock options were all anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

         The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at June 30, 2003 were exercised:


                Common shares outstanding at June 30, 2003                                    83,902,863
                Convertible debenture [based on debenture holders' option]                    10,267,919

                Employees' stock options                                                       2,906,100

                Warrants                                                                       6,900,000
                ----------------------------------------------------------------------------------------
                                                                                             103,976,882
                ----------------------------------------------------------------------------------------
                ----------------------------------------------------------------------------------------

          During the six month period ended June 30, 2003, 153,050 (2002 - 1,628,500) employee stock options were exercised for cash of $1.0 million (2002 - $11.6 million).

5.       FINANCIAL INSTRUMENTS

         As at June 30, 2003, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

                                                                                      Expected Maturity
                                                                ----------------------------------------------------

                                                                   2003       2004        2005       2006      2007
         -----------------------------------------------------------------------------------------------------------
         GOLD

              PUT OPTIONS PURCHASED
              Amount hedged (ounces)                                  -    136,644     190,020   152,340    131,280
              Average price ($/ounce)                                 -       $260        $260      $260       $260

         SILVER

              CALL OPTIONS SOLD
              Amount hedged (ounces in 000's)                       978          -           -         -          -
              Average price ($/ounce)                             $5.50          -           -         -          -

         COPPER

              CALL OPTIONS SOLD
              Amount hedged (lbs. in 000's)                       6,825          -           -         -          -
              Average price ($/lb.)                               $0.81          -           -         -          -

         At June 30, 2003, Agnico-Eagle's consolidated foreign-currency hedging program consisted of the following:

                                                                                      Expected Maturity
                                                                         -------------------------------------------

                                                                              2003       2004       2005       2006
         -----------------------------------------------------------------------------------------------------------
         US$ CALL OPTIONS SOLD
         Amount (thousands)                                              $  30,000  $  24,000  $  12,000  $  12,000
         US$/C$ weighted average exchange rate                              1.5958      1.639     1.6050     1.6475

         US$ PUT OPTIONS PURCHASED
         Amount (thousands)                                              $       -  $  24,000  $  12,000  $  12,000
         US$/C$ weighted average exchange rate                                   -     1.5900     1.5000     1.5600

         US$ PUT OPTIONS SOLD
         Amount (thousands)                                              $       -  $       -  $  12,000    $     -
         US$/C$ weighted average exchange rate                                   -          -     1.3700          -

         At June 30, 2003, the aggregate net market value of Agnico-Eagle's metals derivative position amounted to $0.7 million. The Company's aggregate net market value of its foreign exchange hedge position at June 30, 2003 was $5.9 million. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

          QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS - CANADIAN GAAP (ALL FIGURES ARE EXPRESSED IN US DOLLARS UNLESS OTHERWISE NOTED)

RESULTS OF OPERATIONS

Agnico-Eagle reported a second quarter net loss of $3.4 million, or $0.06 cents per share, compared to net income of $3.9 million, or $0.03 cents per share, in the second quarter of 2002. For the year to date, Agnico-Eagle reported a net loss of $7.0 million, or $0.12 cents per share, compared to net income of $9.7 million, or $0.10 cents per share, in the first six months of 2002.

In the second quarter of 2003, the Company produced 60,157 ounces compared to 74,617 ounces produced in the second quarter of 2002. Year to date, the Company has produced 115,162 ounces of gold compared to 134,876 ounces produced in the first six months of 2002. The decline in second quarter and year to date production is due to the first quarter rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall. As expected, the effects of this rock fall lingered into the second quarter as the Company continued to take steps to back-fill the affected area which resulted in a resequencing of production to the upper, zinc-rich areas of the mine. The production outlook for 2003 remains at 300,000 ounces of gold as the affected area has been back-filled and production from the affected areas of the mine is meeting the Company's expectations.

The table below summarizes the key variances in net loss for the first quarter of 2003 from the net income reported for the same period in 2002.

   (MILLIONS OF DOLLARS)                                                       SECOND QUARTER            YEAR TO DATE
   --------------------------------------------------------------------------------------------------------------------
   Increase in gold price                                                                $2.3                    $4.6
   Increase in copper production                                                          2.0                     4.2
   Increase in silver production and price                                                1.5                     3.0
   Increase in operating costs                                                          (3.8)                   (7.8)
   Decrease in gold production                                                          (4.4)                   (6.2)
   Stronger Canadian dollar                                                             (2.0)                   (2.8)
   Increase in El Coco royalty                                                              -                   (2.2)
   Increase in depreciation & amortization                                              (1.1)                   (2.4)
   Increase (decrease) in zinc production                                                 0.5                   (2.0)
   Gain on settlement of convertible notes in Q1 2002                                       -                   (6.2)
   Other                                                                                (2.3)                     1.1
                                                                                      -------                 -------
   Net negative variance                                                               $(7.3)                 $(16.7)
                                                                                      =======                 =======

The increase in operating costs was attributable to the LaRonde Mine operating at 7,000 tons of ore treated per day compared to the 5,000 ton per day rate in 2002. Operating at the expanded rate, the mill processed 282,000 more tons of ore in the first half of 2003 achieving onsite operating costs of C$50 per ton compared to C$52 per ton in the first half of 2002. In the second quarter of 2003, onsite operating costs per ton improved C$4 per ton to C$48 per ton from C$52 per ton in the second quarter of 2002.

In the second quarter of 2003 cash operating costs per ounce, excluding the El Coco royalty, increased to $208 per ounce from $124 per ounce in 2002. In the second quarter of 2003, total cash operating costs to produce an ounce of gold were $258 compared to $164 in the same quarter of 2002. For the year to date 2003, cash operating costs increased to $190 from $126 excluding the El Coco royalty and total cash operating costs increased to $251 from $162 in the first six months of 2002. Despite the improvement in onsite operating costs, total cash operating costs increased over 2002 due to lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar. As illustrated by the table above, these negative impacts on total cash operating costs were only partially offset by increases in byproduct copper and silver production.

The following table provides a reconciliation of the total cash operating costs per ounce of gold produced to the financial statements:

   (THOUSANDS  OF DOLLARS,
   EXCEPT WHERE NOTED)                                          Q2 2003        Q2 2002       YTD 2003        YTD 2002
   --------------------------------------------------------------------------------------------------------------------
   Cost of production per Consolidated
       Statements of Income (Loss)                              $24,769        $19,181        $49,286         $36,533
   Adjustments:
     Byproduct revenues                                         (9,488)        (6,813)       (20,867)        (14,248)
     El-Coco royalty                                            (3,000)        (3,050)        (7,074)         (4,959)
     Revenue recognition adjustment(i)                              531            315          1,111             304
     Non cash reclamation provision                               (300)          (375)          (575)           (675)
                                                               --------        -------       --------        --------
   Cash operating costs                                         $12,512         $9,258        $21,881         $16,995
   Gold production (ounces)                                      60,157         74,617        115,162         134,876
                                                               --------        -------       --------        --------
   Cash operating cost (per ounce)                                 $208           $124           $190            $126
   El-Coco royalty (per ounce)                                       50             40             61              36
                                                               --------        -------       --------        --------
   Total cash operating costs (per ounce)(ii)                      $258           $164           $251            $162
                                                               --------        -------       --------        --------
                                                               --------        -------       --------        --------

Notes:

(i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii) Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

Amortization expense increased 30% to $4.8 million in the second quarter of 2003 from $3.7 million in the second quarter of 2002 and increased 43% to $9.3 million in the first half of 2003 from $6.5 million in the first half of 2002. The increase in amortization is attributable to the increased mill throughput of approximately 30% and an increased capital base resulting from the Company's expansion of the LaRonde Mine to 7,000 tons of ore treated per day.

Income and mining taxes increased to $0.4 million and $1.0 million respectively in the second quarter and six months ended June 30, 2003 compared to nil and $1.3 million in both comparable periods in 2002. The $1.3 million provision in 2002 represents the future tax liability on the gain on settlement of the Company's senior convertible notes. The Company does not expect to pay cash income and mining taxes in 2003 however accrues deferred income and mining taxes to reflect the drawdown of tax pools.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, Agnico-Eagle's consolidated cash and cash equivalents were $121 million while working capital was $156 million. At December 31, 2002, the Company had $153 million in cash and cash equivalents and $185 million in working capital. Including the undrawn portion of its bank credit facility, the Company had $221 million of available cash resources at June 30, 2003 compared to $253 million at December 31, 2002. The Company currently has $100 million in undrawn credit and expects to have an additional $25 million available in the fourth quarter of 2003 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

Cash flow from operating activities, before working capital changes, was $2.5 million and $3.7 million, respectively in the quarter and six months ended June 30, 2003 compared to $10.1 million and $15.2 million, respectively in the quarter and six months ended June 30, 2002. Operating cash flow was impacted by lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar offset partially by higher byproduct copper and silver production.

For the three and six months ended June 30, 2003, capital expenditures and investments were $18.4 million and $29.4 million respectively compared to $15.5 million and $29.8 million in the three and six months ended June 30, 2002. Capital expenditures at the Company's LaRonde mine decreased to $10.7 million and $21.5 million in the three and six months ended June 30, 2003 from $15.2 million and $29.5 million in the three and six months ended June 30, 2002. The decrease is due to the Company having substantially completed the expansion of the LaRonde Mine to 7,000 tons per day. In the second quarter of 2003, the Company invested approximately $9.0 million to acquire Breakwater Resources Ltd.'s interest in the Lapa property. This cash outflow is netted in "Acquisitions, investments and other" in the Company's Consolidated Statements of Cash Flows.

SUMMARIZED QUARTERLY DATA (UNAUDITED)                 AGNICO-EAGLE MINES LIMITED

---------------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                       Three months ended June 30,          Six months ended June 30,
except where noted, CDN GAAP basis)                                2003           2002                2003           2002
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL DATA

INCOME AND CASH FLOW
LARONDE DIVISION

Revenues from mining operations                             $    30,014    $    29,342         $    60,126    $    54,434
Mine operating costs                                             24,769         19,181              49,286         36,533
---------------------------------------------------------------------------------------------------------------------------

Mine operating profit                                       $     5,245    $    10,161         $    10,840    $    17,901
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Net income (loss) for period                                $   (3,423)    $     3,893         $   (6,987)    $     9,671
Net income (loss) per share                                 $    (0.06)    $      0.03         $    (0.12)    $      0.10
Operating cash flow (before non-cash working capital)       $     2,575    $    10,099         $     3,734    $    15,188
Weighted average number of shares - basic (in thousands)         83,836         69,050              83,781         68,524

Tons of ore milled                                              648,292        491,083           1,250,925        968,416
Head grades:
     Gold                                                          0.10           0.17                0.10           0.16
     Silver                                                        2.24           2.28                2.34           2.39
     Zinc                                                         3.14%          3.64%               3.34%          4.43%
     Copper                                                       0.52%          0.30%               0.48%          0.26%
Recovery rates:
     Gold                                                        90.62%         92.92%              91.11%         93.73%
     Silver                                                      80.80%         80.10%              82.65%         81.92%
     Zinc                                                        77.80%         81.40%              78.00%         83.35%
     Copper                                                      79.20%         74.40%              79.20%         65.23%
Payable production:
     Gold (ounces)                                               60,157         74,617             115,162        134,876
     Silver (ounces in thousands)                                 1,049            709               2,085          1,433
     Zinc (pounds in thousands)                                  27,080         24,740              55,044         60,737
     Copper (pounds in thousands)                                 5,015          2,084               8,971          3,215
Realized prices per unit of production:
     Gold (per ounce)                                       $       349    $       310         $       350    $       306
     Silver (per ounce)                                     $      4.57    $      4.67         $      4.61    $      4.59
     Zinc (per pound)                                       $      0.35    $      0.36         $      0.35    $      0.35
     Copper (per pound)                                     $      0.73    $      0.78         $      0.74    $      0.77

Onsite operating costs per ton milled (Canadian dollars)    $        48    $        52         $        50    $        52
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

OPERATING COSTS PER GOLD OUNCE PRODUCED:
Onsite operating costs (including asset retirement expenses)$       371    $       219         $      373       $     237
Less: Non-cash asset retirement expenses                            (2)            (5)                 (2)            (5)
         Net byproduct revenues                                   (161)           (90)               (181)          (106)
---------------------------------------------------------------------------------------------------------------------------
CASH OPERATING COSTS                                        $       208    $       124                 190    $       126
Accrued El Coco royalties                                            50             40                  61             36
---------------------------------------------------------------------------------------------------------------------------
TOTAL CASH COSTS                                            $       258    $       164         $       251    $       162
Non-cash costs:
     Asset retirement expenses                                        2              5                   2              5
     Amortization                                                    80             49                  81             51
---------------------------------------------------------------------------------------------------------------------------
Total operating costs                                       $       340    $       218         $       334    $       218
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS                           AGNICO-EAGLE MINES LIMITED

----------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars, CDN GAAP basis)                           June 30,               December 31,
                                                                                    2003                       2002
----------------------------------------------------------------------------------------------------------------------
                                                                             (UNAUDITED)
ASSETS
Current
Cash and cash equivalents                                                  $     121,078             $      152,934
Metals awaiting settlement                                                        29,236                     29,749
Income taxes recoverable                                                           2,817                      2,900
Inventories:
   Ore stockpiles                                                                  5,599                      4,604
   In-process concentrates                                                         2,272                      1,008
   Supplies                                                                        5,105                      5,008
Prepaid Expenses and Other                                                         6.542                      7,576
----------------------------------------------------------------------------------------------------------------------
Total current assets                                                             172,649                    203,779
Investments and other assets                                                       9,193                      8,951
Future income and mining tax assets                                               22,929                     22,929
Mining Properties                                                                377,686                    356,409
----------------------------------------------------------------------------------------------------------------------
                                                                           $     582,457             $      592,068
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                   $      13,753             $       15,246
Dividends payable                                                                    756                      3,013
Income and mining taxes payable                                                        -                        954
INterest Payable                                                                   1,946                      1,873
----------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                         16,455                     21,086
----------------------------------------------------------------------------------------------------------------------
Reclamation Provision and Other Liabilities                                        5,088                      4,314
----------------------------------------------------------------------------------------------------------------------
Future Income and Mining Tax Liabilities                                          25,883                     23,819
----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common shares
     Authorized - unlimited
     Issued - 83,902,863 (2002 - 83,636,861)                                     443,741                    441,363
Convertible debenture                                                             93,246                     91,465
Other paid-in capital                                                             55,028                     55,028
Warrants                                                                          15,732                     15,732
Contributed surplus                                                                5,560                      5,560
Deficit                                                                         (78,276)                   (66,299)
----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       535,031                    542,849
-------------------------------------------------------------------------------------------------------------------
                                                                           $     582,457             $      592,068
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)               AGNICO-EAGLE MINES LIMITED

-------------------------------------------------------------------------------------------------------------------------------
                                                                               Three months ended          Six months ended
(thousands of United States dollars,                                                     June 30,                  June 30,
except per share amounts, CDN GAAP basis)                                       2003         2002         2003         2002
-------------------------------------------------------------------------------------------------------------------------------
REVENUES
Revenues from mining operations                                          $    30,014  $    29,342  $    60,126  $    54,434
Interest and sundry income                                                       920          524        1,066          752
-------------------------------------------------------------------------------------------------------------------------------
                                                                              30,934       29,866       61,192       55,186
COSTS AND EXPENSES
Production                                                                    24,769       19,181       49,286       36,533
Exploration and corporate development                                            966          894        2,438        1,643
Amortization                                                                   4,787        3,677        9,304        6,489
General and administrative                                                     2,240        1,498        3,707        2,499
Provincial capital tax                                                           285          612          774          992
Interest                                                                         495           65        1,117        1,990
Foreign currency (gain) loss                                                     193        (176)         (24)        (176)
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before undernoted                                              (2,801)        4,115      (5,411)        5,216
Gain on settlement of Company's senior convertible notes                           -            -            -        6,184
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income, mining and federal capital taxes                (2,801)        4,115      (5,410)       11,400

Federal capital tax                                                              264          222          589          429
Income and mining tax expense                                                    358            -          988        1,300
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) for the period                                         $   (3,423)  $     3,893  $   (6,987)  $     9,671
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

Net income (loss) per share - basic and diluted (note 3)                 $    (0.06)  $      0.03  $    (0.12)  $      0.10
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares (in thousands) (note 3)
   basic                                                                      83,836       69,050       83,781       68,524
   diluted                                                                    83,836       80,546       83,781       80,021
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED
OTHER COMPREHENSIVE LOSS (UNAUDITED)                  AGNICO-EAGLE MINES LIMITED

----------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                     Three months ended June 30,      Six Months ended June 30,
except per share amounts, CDN GAAP basis)                        2003           2002           2003            2002
----------------------------------------------------------------------------------------------------------------------
DEFICIT
Balance, beginning of period                           $     (72,344)  $    (52,860)  $    (66,299)  $     (56,731)
Net income (loss) for the period                              (3,423)          3,893        (6,987)           9,671
----------------------------------------------------------------------------------------------------------------------
                                                             (75,767)       (48,967)       (73,286)        (47,060)

Interest costs associated with the Company's
     convertible debentures                                   (2,509)        (2,359)        (4,990)         (2,833)
Gain on settlement of the conversion option
     related to the Company's senior convertible
     notes, net of related taxes                                    -              -              -           3,833
Financing costs                                                     -              -              -         (5,266)
----------------------------------------------------------------------------------------------------------------------

Balance, end of period                                 $     (78,276)  $    (51,326)  $    (78,276)  $     (51,326)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)     AGNICO-EAGLE MINES LIMITED

-----------------------------------------------------------------------------------------------------------------------------
                                                                               Three months ended         Six months ended
                                                                                         June 30,                  June 30,
(Thousands of United States dollars, CDN GAAP basis)                            2003         2002         2003         2002
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) for the period                                         $   (3,423)  $     3,893  $   (6,987)  $     9,671
Add (deduct) items not affecting cash from operating activities:
   Amortization                                                                4,787        3,677        9,304        6,489
   Provision for future income and mining taxes                                  738            -        2,064        1,300
   Unrealized (gain) loss on derivative contracts                              1,013            -        (848)            -
   Gain on settlement of the Company's senior convertible notes                    -            -            -      (6,184)
   Amortization of deferred costs and other                                    (540)        2,529          201        3,912
-----------------------------------------------------------------------------------------------------------------------------
Cash flow from operations, before working capital changes                      2,575       10,099        3,734       15,188
Change in non-cash working capital balances
   Metals awaiting settlement                                                (3,606)          540          513      (8,558)
   Income taxes recoverable                                                    (476)           54        (871)        (540)
   Inventories                                                               (1,533)        (485)      (2,356)        (506)
   Prepaid expenses and other                                                    792        2,489        1,222          353
   Accounts payable and accrued liabilities                                    (648)        4,391      (1,318)        5,721
   Interest payable                                                            1,686        1,681           73           14
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities                               (1,210)       18,769          997       11,672
-----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to mining properties                                              (10,671)     (15,202)     (21,508)     (29,454)
Acquisitions, investments and other                                          (7,699)        (324)      (7,887)        (333)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                                     (18,370)     (15,526)     (29,395)     (29,787)
-----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Dividends paid                                                                     -         (30)      (2,431)      (1,319)
Common shares issued                                                           1,125        7,338        2,320       12,564
Proceeds from long-term debt                                                       -            -            -      143,750
Financing costs                                                                    -        (514)            -      (5,266)
Interest on convertible debentures                                           (1,613)      (2,359)      (3,208)      (2,833)
Repayment of the Company's senior convertible notes                                -        (198)            -    (122,169)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities                                 (488)        4,237      (3,319)       24,727
-----------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                    (92)          536        (139)          519

Net increase (decrease) in cash and cash equivalents                        (20,160)        8,016     (31,856)        7,131
Cash and cash equivalents, beginning of period                               141,238       20,295      152,934       21,180
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                 $   121,078  $    28,311  $   121,078  $    28,311
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

OTHER OPERATING CASH FLOW INFORMATION:
Interest paid during the period                                          $       322  $       530  $     3,924  $    19,242
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Taxes paid (recovered) during the period                                 $     1,169  $     (690)  $     1,169  $     2,639
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

1.     BASIS OF PRESENTATION

       The accompanying unaudited interim consolidated financial statements have been prepared by the Company in US dollars in accordance with Canadian GAAP with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the audited financial statements and notes included in the Audited Annual Consolidated Financial Statements (CDN GAAP basis) for the year ended December 31, 2002.

       The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

       Operating results for the three and six month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2002 Audited Annual Consolidated Financial Statements (CDN GAAP basis), including the accounting policies and notes thereto. These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2002 Audited Annual Consolidated Financial Statements (CDN GAAP basis).

2.     USE OF ESTIMATES

       The preparation of the interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     NET INCOME PER SHARE

       For the purposes of calculating earnings per share, the Company uses net income after deducting interest charges on the Company's 2012 convertible debentures. The 2012 convertible debenture issued in 2002 is presented, in its entirety, as an equity instrument and as such the interest is recorded as a direct charge to retained earnings. Below is a reconciliation of net income per financial statements to the net income used in computing net income per share.

          ------------------------------------------------------------------------------------------------------------
                                                         Three months ended June 30,      Six Months ended June 30,
                                                                 2003           2002           2003            2002
          ------------------------------------------------------------------------------------------------------------

           Net income (loss), per financial statements  $     (3,423)    $     3,893    $   (6,987)     $     9,671

           Less:  Interest on 2012 convertible
                  debenture charged directly to
                  retained earnings                           (1,613)        (2,359)        (3,208)         (2,833)
          ------------------------------------------------------------------------------------------------------------

           Net income (loss) used to compute
              net income (loss) per share               $     (5,036)    $     1,534    $  (10,195)     $     6,838
          ------------------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------------------

       The Company's 2012 convertible debentures are anti-dilutive and thus have not been included in the computation of fully-diluted net income per share.

4.   CAPITAL STOCK

     For the three and six month periods ended June 30, 2003, the Company's 2012 convertible debentures, warrants and employee stock options were all anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

     The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at June 30, 2003 were exercised:

         Common shares outstanding at June 30, 2003                                           83,902,863
         Convertible debenture [based on debenture holders' option]                           10,267,919
         Employees' stock options                                                              2,906,100
         Warrants                                                                              6,900,000
         -----------------------------------------------------------------------------------------------
                                                                                             103,976,882
         -----------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------

      During the six month period ended June 30, 2003, 153,050 (2002 - 1,628,500) employee stock options were exercised for cash of $1.0 million (2002 - $11.6 million).

          QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS - CANADIAN GAAP (ALL FIGURES ARE EXPRESSED IN US DOLLARS UNLESS OTHERWISE NOTED)

RESULTS OF OPERATIONS

Agnico-Eagle reported a second quarter net loss of $3.4 million, or $0.06 cents per share, compared to net income of $3.9 million, or $0.03 cents per share, in the second quarter of 2002. For the year to date, Agnico-Eagle reported a net loss of $7.0 million, or $0.12 cents per share, compared to net income of $9.7 million, or $0.10 cents per share, in the first six months of 2002.

In the second quarter of 2003, the Company produced 60,157 ounces compared to 74,617 ounces produced in the second quarter of 2002. Year to date, the Company has produced 115,162 ounces of gold compared to 134,876 ounces produced in the first six months of 2002. The decline in second quarter and year to date production is due to the first quarter rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall. As expected, the effects of this rock fall lingered into the second quarter as the Company continued to take steps to back-fill the affected area which resulted in a resequencing of production to the upper, zinc-rich areas of the mine. The production outlook for 2003 remains at 300,000 ounces of gold as the affected area has been back-filled and production from the affected areas of the mine is meeting the Company's expectations.

The table below summarizes the key variances in net loss for the first quarter of 2003 from the net income reported for the same period in 2002.


   (MILLIONS OF DOLLARS)                                                       SECOND QUARTER            YEAR TO DATE
   --------------------------------------------------------------------------------------------------------------------
   Increase in gold price                                                                $2.3                    $4.6
   Increase in copper production                                                          2.0                     4.2
   Increase in silver production and price                                                1.5                     3.0
   Increase in operating costs                                                          (3.8)                   (7.8)
   Decrease in gold production                                                          (4.4)                   (6.2)
   Stronger Canadian dollar                                                             (2.0)                   (2.8)
   Increase in El Coco royalty                                                              -                   (2.2)
   Increase in depreciation & amortization                                              (1.1)                   (2.4)
   Increase (decrease) in zinc production                                                 0.5                   (2.0)
   Gain on settlement of convertible notes in Q1 2002                                       -                   (6.2)
   Other                                                                                (2.3)                     1.1
                                                                                      -------                  ------
   Net negative variance                                                               $(7.3)                 $(16.7)
                                                                                      -------                  ------
                                                                                      -------                  ------

The increase in operating costs was attributable to the LaRonde Mine operating at 7,000 tons of ore treated per day compared to the 5,000 ton per day rate in 2002. Operating at the expanded rate, the mill processed 282,000 more tons of ore in the first half of 2003 achieving onsite operating costs of C$50 per ton compared to C$52 per ton in the first half of 2002. In the second quarter of 2003, onsite operating costs per ton improved C$4 per ton to C$48 per ton from C$52 per ton in the second quarter of 2002.

In the second quarter of 2003 cash operating costs per ounce, excluding the El Coco royalty, increased to $208 per ounce from $124 per ounce in 2002. In the second quarter of 2003, total cash operating costs to produce an ounce of gold were $258 compared to $164 in the same quarter of 2002. For the year to date 2003, cash operating costs increased to $190 from $126 excluding the El Coco royalty and total cash operating costs increased to $251 from $162 in the first six months of 2002. Despite the improvement in onsite operating costs, total cash operating costs increased over 2002 due to lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar. As illustrated by the table above, these negative impacts on total cash operating costs were only partially offset by increases in byproduct copper and silver production.

The following table provides a reconciliation of the total cash operating costs per ounce of gold produced to the financial statements:


   (THOUSANDS  OF DOLLARS,
   EXCEPT WHERE NOTED)                                          Q2 2003        Q2 2002       YTD 2003        YTD 2002
   -------------------------------------------------------------------------------------------------------------------
   Cost of production per Consolidated
       Statements of Income (Loss)                              $24,769        $19,181        $49,286         $36,533
   Adjustments:
     Byproduct revenues                                         (9,488)        (6,813)       (20,867)        (14,248)
     El-Coco royalty                                            (3,000)        (3,050)        (7,074)         (4,959)
     Revenue recognition adjustment (i)                             531            315          1,111             304
     Non cash reclamation provision                               (300)          (375)          (575)           (675)
                                                                -------        -------       --------        --------
   Cash operating costs                                         $12,512         $9,258        $21,881         $16,995
   Gold production (ounces)                                      60,157         74,617        115,162         134,876
                                                                -------        -------       --------        --------
   Cash operating cost (per ounce)                                 $208           $124           $190            $126
   El-Coco royalty (per ounce)                                       50             40             61              36
                                                                -------        -------       --------        --------
   Total cash operating costs (per ounce) (ii)                     $258           $164           $251            $162
                                                                -------        -------       --------        --------
                                                                -------        -------       --------        --------

Notes:

(i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii) Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

Amortization expense increased 30% to $4.8 million in the second quarter of 2003 from $3.7 million in the second quarter of 2002 and increased 43% to $9.3 million in the first half of 2003 from $6.5 million in the first half of 2002. The increase in amortization is attributable to the increased mill throughput of approximately 30% and an increased capital base resulting from the Company's expansion of the LaRonde Mine to 7,000 tons of ore treated per day.

Income and mining taxes increased to $0.4 million and $1.0 million respectively in the second quarter and six months ended June 30, 2003 compared to nil and $1.3 million in both comparable periods in 2002. The $1.3 million provision in 2002 represents the future tax liability on the gain on settlement of the Company's senior convertible notes. The Company does not expect to pay cash income and mining taxes in 2003 however accrues deferred income and mining taxes to reflect the drawdown of tax pools.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, Agnico-Eagle's consolidated cash and cash equivalents were $121 million while working capital was $156 million. At December 31, 2002, the Company had $153 million in cash and cash equivalents and $185 million in working capital. Including the undrawn portion of its bank credit facility, the Company had $221 million of available cash resources at June 30, 2003 compared to $253 million at December 31, 2002. The Company currently has $100 million in undrawn credit and expects to have an additional $25 million available in the fourth quarter of 2003 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

Cash flow from operating activities, before working capital changes, was $2.5 million and $3.7 million, respectively in the quarter and six months ended June 30, 2003 compared to $10.1 million and $15.2 million, respectively in the quarter and six months ended June 30, 2002. Operating cash flow was impacted by lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar offset partially by higher byproduct copper and silver production.

For the three and six months ended June 30, 2003, capital expenditures and investments were $18.4 million and $29.4 million respectively compared to $15.5 million and $29.8 million in the three and six months ended June 30, 2002. Capital expenditures at the Company's LaRonde mine decreased to $10.7 million and $21.5 million in the three and six months ended June 30, 2003 from $15.2 million and $29.5 million in the three and six months ended June 30, 2002. The decrease is due to the Company having substantially completed the expansion of the LaRonde Mine to 7,000 tons per day. In the second quarter of 2003, the Company invested approximately $9.0 million to acquire Breakwater Resources Ltd.'s interest in the Lapa property. This cash outflow is netted in "Acquisitions, investments and other" in the Company's Consolidated Statements of Cash Flows.

SUMMARIZED QUARTERLY DATA (UNAUDITED)                 AGNICO-EAGLE MINES LIMITED

---------------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                       Three months ended June 30,          Six months ended June 30,
except where noted, CDN GAAP basis)                                2003           2002                2003           2002
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL DATA

INCOME AND CASH FLOW
LARONDE DIVISION
Revenues from mining operations                             $    30,014    $    29,342         $    60,126    $    54,434
Mine operating costs                                             24,769         19,181              49,286         36,533
---------------------------------------------------------------------------------------------------------------------------
Mine operating profit                                       $     5,245    $    10,161         $    10,840    $    17,901
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Net income (loss) for period                                $   (3,423)    $     3,893         $   (6,987)    $     9,671
Net income (loss) per share                                 $    (0.06)    $      0.03         $    (0.12)    $      0.10
Operating cash flow (before non-cash working capital)       $     2,575    $    10,099         $     3,734    $    15,188
Weighted average number of shares - basic (in thousands)         83,836         69,050              83,781         68,524

Tons of ore milled                                              648,292        491,083           1,250,925        968,416
Head grades:
     Gold                                                          0.10           0.17                0.10           0.16
     Silver                                                        2.24           2.28                2.34           2.39
     Zinc                                                         3.14%          3.64%               3.34%          4.43%
     Copper                                                       0.52%          0.30%               0.48%          0.26%
Recovery rates:
     Gold                                                        90.62%         92.92%              91.11%         93.73%
     Silver                                                      80.80%         80.10%              82.65%         81.92%
     Zinc                                                        77.80%         81.40%              78.00%         83.35%
     Copper                                                      79.20%         74.40%              79.20%         65.23%
Payable production:
     Gold (ounces)                                               60,157         74,617             115,162        134,876
     Silver (ounces in thousands)                                 1,049            709               2,085          1,433
     Zinc (pounds in thousands)                                  27,080         24,740              55,044         60,737
     Copper (pounds in thousands)                                 5,015          2,084               8,971          3,215
Realized prices per unit of production:
     Gold (per ounce)                                       $       349    $       310         $       350    $       306
     Silver (per ounce)                                     $      4.57    $      4.67         $      4.61    $      4.59
     Zinc (per pound)                                       $      0.35    $      0.36         $      0.35    $      0.35
     Copper (per pound)                                     $      0.73    $      0.78         $      0.74    $      0.77

Onsite operating costs per ton milled (Canadian dollars)    $        48    $        52         $        50    $        52
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

OPERATING COSTS PER GOLD OUNCE PRODUCED:
Onsite operating costs (including asset retirement expenses)$       371     $      219         $       373      $    237
Less: Non-cash asset retirement expenses                            (2)            (5)                 (2)            (5)
         Net byproduct revenues                                   (161)           (90)               (181)          (106)
---------------------------------------------------------------------------------------------------------------------------
CASH OPERATING COSTS                                        $       208    $       124                 190    $       126
Accrued El Coco royalties                                            50             40                  61             36
---------------------------------------------------------------------------------------------------------------------------
TOTAL CASH COSTS                                            $       258    $       164         $       251    $       162
Non-cash costs:
     Asset retirement expenses                                        2              5                   2              5
     Amortization                                                    80             49                  81             51
---------------------------------------------------------------------------------------------------------------------------
Total operating costs                                       $       340    $       218         $       334    $       218
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS                           AGNICO-EAGLE MINES LIMITED

----------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars, CDN GAAP basis)                            June 30,               December 31,
                                                                                    2003                       2002
---------------------------------------------------------------------------------------------------------------------------
                                                                             (UNAUDITED)
ASSETS
Current
Cash and cash equivalents                                                  $     121,078             $      152,934
Metals awaiting settlement                                                        29,236                     29,749
Income taxes recoverable                                                           2,817                      2,900
Inventories:
   Ore stockpiles                                                                  5,599                      4,604
   In-process concentrates                                                         2,272                      1,008
   Supplies                                                                        5,105                      5,008
Prepaid expenses and other                                                         6.542                      7,576
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                             172,649                    203,779
Investments and other assets                                                       9,193                      8,951
Future income and mining tax assets                                               22,929                     22,929
Mining properties                                                                377,686                    356,409
---------------------------------------------------------------------------------------------------------------------------
                                                                           $     582,457             $      592,068
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                   $      13,753             $       15,246
Dividends payable                                                                    756                      3,013
Income and mining taxes payable                                                        -                        954
Interest payable                                                                   1,946                      1,873
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         16,455                     21,086
---------------------------------------------------------------------------------------------------------------------------
Reclamation provision and other liabilities                                        5,088                      4,314
---------------------------------------------------------------------------------------------------------------------------
Future income and mining tax liabilities                                          25,883                     23,819
---------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common shares
     Authorized - unlimited
     Issued - 83,902,863 (2002 - 83,636,861)                                     443,741                    441,363
Convertible debenture                                                             93,246                     91,465
Other paid-in capital                                                             55,028                     55,028
Warrants                                                                          15,732                     15,732
Contributed surplus                                                                5,560                      5,560
Deficit                                                                         (78,276)                   (66,299)
---------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       535,031                    542,849
---------------------------------------------------------------------------------------------------------------------------
                                                                           $     582,457             $      592,068
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)               AGNICO-EAGLE MINES LIMITED

-------------------------------------------------------------------------------------------------------------------------------
                                                                               Three months ended         Six months ended
(thousands of United States dollars,                                                     June 30,                  June 30,
except per share amounts, CDN GAAP basis)                                       2003         2002         2003         2002
-------------------------------------------------------------------------------------------------------------------------------
REVENUES
Revenues from mining operations                                          $    30,014  $    29,342  $    60,126  $    54,434
Interest and sundry income                                                       920          524        1,066          752
-------------------------------------------------------------------------------------------------------------------------------
                                                                              30,934       29,866       61,192       55,186
COSTS AND EXPENSES
Production                                                                    24,769       19,181       49,286       36,533
Exploration and corporate development                                            966          894        2,438        1,643
Amortization                                                                   4,787        3,677        9,304        6,489
General and administrative                                                     2,240        1,498        3,707        2,499
Provincial capital tax                                                           285          612          774          992
Interest                                                                         495           65        1,117        1,990
Foreign currency (gain) loss                                                     193        (176)         (24)        (176)
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before undernoted                                              (2,801)        4,115      (5,411)        5,216
Gain on settlement of Company's senior convertible notes                           -            -            -        6,184
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income, mining and federal capital taxes                (2,801)        4,115      (5,410)       11,400

Federal capital tax                                                              264          222          589          429
Income and mining tax expense                                                    358            -          988        1,300
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) for the period                                         $   (3,423)  $     3,893  $   (6,987)  $     9,671
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

Net income (loss) per share - basic and diluted (note 3)                 $    (0.06)  $      0.03  $    (0.12)  $      0.10
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares (in thousands) (note 3)
   basic                                                                      83,836       69,050       83,781       68,524
   diluted                                                                    83,836       80,546       83,781       80,021
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED
OTHER COMPREHENSIVE LOSS (UNAUDITED)                  AGNICO-EAGLE MINES LIMITED

----------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                     Three months ended June 30,      Six Months ended June 30,
except per share amounts, CDN GAAP basis)                        2003           2002           2003            2002
----------------------------------------------------------------------------------------------------------------------
DEFICIT
Balance, beginning of period                           $     (72,344)  $    (52,860)  $    (66,299)  $     (56,731)
Net income (loss) for the period                              (3,423)          3,893        (6,987)           9,671
----------------------------------------------------------------------------------------------------------------------
                                                             (75,767)       (48,967)       (73,286)        (47,060)

Interest costs associated with the Company's
     convertible debentures                                   (2,509)        (2,359)        (4,990)         (2,833)
Gain on settlement of the conversion option
     related to the Company's senior convertible
     notes, net of related taxes                                    -              -              -           3,833
Financing costs                                                     -              -              -         (5,266)
----------------------------------------------------------------------------------------------------------------------

Balance, end of period                                 $     (78,276)  $    (51,326)  $    (78,276)  $     (51,326)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)     AGNICO-EAGLE MINES LIMITED

----------------------------------------------------------------------------------------------------------------------------
                                                                               Three months ended         Six months ended
                                                                                         June 30,                  June 30,
(thousands of united states dollars, CDN GAAP basis)                            2003         2002         2003         2002
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) for the period                                         $   (3,423)  $     3,893  $   (6,987)  $     9,671
Add (deduct) items not affecting cash from operating activities:
   Amortization                                                                4,787        3,677        9,304        6,489
   Provision for future income and mining taxes                                  738            -        2,064        1,300
   Unrealized (gain) loss on derivative contracts                              1,013            -        (848)            -
   Gain on settlement of the Company's senior convertible notes                    -            -            -      (6,184)
   Amortization of deferred costs and other                                    (540)        2,529          201        3,912
----------------------------------------------------------------------------------------------------------------------------
Cash flow from operations, before working capital changes                      2,575       10,099        3,734       15,188
Change in non-cash working capital balances
   Metals awaiting settlement                                                (3,606)          540          513      (8,558)
   Income taxes recoverable                                                    (476)           54        (871)        (540)
   Inventories                                                               (1,533)        (485)      (2,356)        (506)
   Prepaid expenses and other                                                    792        2,489        1,222          353
   Accounts payable and accrued liabilities                                    (648)        4,391      (1,318)        5,721
   Interest payable                                                            1,686        1,681           73           14
----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities                               (1,210)       18,769          997       11,672
----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to mining properties                                              (10,671)     (15,202)     (21,508)     (29,454)
Acquisitions, investments and other                                          (7,699)        (324)      (7,887)        (333)
----------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                                     (18,370)     (15,526)     (29,395)     (29,787)
----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Dividends paid                                                                     -         (30)      (2,431)      (1,319)
Common shares issued                                                           1,125        7,338        2,320       12,564
Proceeds from long-term debt                                                       -            -            -      143,750
Financing costs                                                                    -        (514)            -      (5,266)
Interest on convertible debentures                                           (1,613)      (2,359)      (3,208)      (2,833)
Repayment of the Company's senior convertible notes                                -        (198)            -    (122,169)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities                                 (488)        4,237      (3,319)       24,727
----------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                    (92)          536        (139)          519

Net increase (decrease) in cash and cash equivalents                        (20,160)        8,016     (31,856)        7,131
Cash and cash equivalents, beginning of period                               141,238       20,295      152,934       21,180
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                 $   121,078  $    28,311  $   121,078  $    28,311
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

OTHER OPERATING CASH FLOW INFORMATION:
Interest paid during the period                                          $       322  $       530  $     3,924  $    19,242
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Taxes paid (recovered) during the period                                 $     1,169  $     (690)  $     1,169  $     2,639
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

1.     BASIS OF PRESENTATION

       The accompanying unaudited interim consolidated financial statements have been prepared by the Company in US dollars in accordance with Canadian GAAP with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the audited financial statements and notes included in the Audited Annual Consolidated Financial Statements (CDN GAAP basis) for the year ended December 31, 2002.

       The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

       Operating results for the three and six month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2002 Audited Annual Consolidated Financial Statements (CDN GAAP basis), including the accounting policies and notes thereto. These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2002 Audited Annual Consolidated Financial Statements (CDN GAAP basis).

2.     USE OF ESTIMATES

       The preparation of the interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     NET INCOME PER SHARE

       For the purposes of calculating earnings per share, the Company uses net income after deducting interest charges on the Company's 2012 convertible debentures. The 2012 convertible debenture issued in 2002 is presented, in its entirety, as an equity instrument and as such the interest is recorded as a direct charge to retained earnings. Below is a reconciliation of net income per financial statements to the net income used in computing net income per share.

           ----------------------------------------------------------------------------------------------------------
                                                         Three months ended June 30,      Six Months ended June 30,
                                                                 2003           2002           2003            2002
           ----------------------------------------------------------------------------------------------------------
           Net income (loss), per financial statements  $     (3,423)    $     3,893    $   (6,987)     $     9,671

           Less:  Interest on 2012 convertible
                  debenture charged directly to
                  retained earnings                           (1,613)        (2,359)        (3,208)         (2,833)
           ----------------------------------------------------------------------------------------------------------

           Net income (loss) used to compute
              net income (loss) per share              $      (5,036)    $     1,534    $  (10,195)     $     6,838
           ----------------------------------------------------------------------------------------------------------
           ----------------------------------------------------------------------------------------------------------

       The Company's 2012 convertible debentures are anti-dilutive and thus have not been included in the computation of fully-diluted net income per share.

5.   CAPITAL STOCK

     For the three and six month periods ended June 30, 2003, the Company's 2012 convertible debentures, warrants and employee stock options were all anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

     The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at June 30, 2003 were exercised:

         Common shares outstanding at June 30, 2003                                           83,902,863
         Convertible debenture [based on debenture holders' option]                           10,267,919
         Employees' stock options                                                              2,906,100
         Warrants                                                                              6,900,000
         ------------------------------------------------------------------------------------------------
                                                                                             103,976,882
         ------------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------------------

      During the six month period ended June 30, 2003, 153,050 (2002 - 1,628,500) employee stock options were exercised for cash of $1.0 million (2002 - $11.6 million).